                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)*

                             PRESIDENTIAL LIFE CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    740884101
                                 (CUSIP Number)

                                  EDWIN R. BUSS
                              TREASURER, SECURITIES
                        I.G. INVESTMENT MANAGEMENT, LTD.
                                ONE CANADA CENTRE
                               447 PORTAGE AVENUE
                            WINNIPEG, MANITOBA CANADA
                                     R3C 3B6
                            TELEPHONE: (204) 956-8240

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                JANUARY 21, 1998
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 740884101

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
        Investors U.S. Growth Fund
        Reporting Person has no I.R.S. Identification Number

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Manitoba, Canada

Number of Shares      7.     Sole Voting Power 0
Beneficially Owned    8.     Shared Voting Power 793,100
by Each Reporting     9.     Sole Dispositive Power 0
Person With           10.    Shared Dispositive Power 793,100

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     793,100

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11):
     2.4%

14.  Type of Reporting Person (See Instructions)
     00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2A

CUSIP NO. 740884101

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
        Investors Global Fund
        Reporting Person has no I.R.S. Identification Number

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Manitoba, Canada

Number of Shares      7.     Sole Voting Power 0
Beneficially Owned    8.     Shared Voting Power 396,900
by Each Reporting     9.     Sole Dispositive Power 0
Person With           10.    Shared Dispositive Power 396,900

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     396,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11):
     1.2%

14.  Type of Reporting Person (See Instructions)
     00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2B

CUSIP NO. 740884101

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
        Investors U.S. Opportunities Fund
        Reporting Person has no I.R.S. Identification Number

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Manitoba, Canada

Number of Shares      7.     Sole Voting Power 0
Beneficially Owned    8.     Shared Voting Power 547,860
by Each Reporting     9.     Sole Dispositive Power 0
Person With           10.    Shared Dispositive Power 547,860

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     547,860

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11):
     1.7%

14.  Type of Reporting Person (See Instructions)
     00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2C

CUSIP NO. 740884101

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
        I.G. Investment Management, Ltd.
        Reporting Person has no I.R.S. Identification Number

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors U.S. Growth Fund, Investors Global Fund and Investors U.S. Opportunities Fund for investment in Units of each of Investors U.S. Growth Fund, Investors Global Fund and Investors U.S. Opportunities Fund, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Canada

Number of Shares      7.     Sole Voting Power 0
Beneficially Owned    8.     Shared Voting Power 1,737,860
by Each Reporting     9.     Sole Dispositive Power 0
Person With           10.    Shared Dispositive Power 1,737,860

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,737,860

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11):
     5.3%

14.  Type of Reporting Person (See Instructions)
     CO (Corporation governed by the Canada Business Corporations Act), IA (Canadian)

                                       2D

CUSIP NO. 740884101

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
        Investors Group Trust Co. Ltd.
        Reporting Person has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors U.S. Growth Fund, Investors Global Fund and Investors U.S. Opportunities Fund for investment in Units of each of Investors U.S. Growth Fund, Investors Global Fund and Investors U.S. Opportunities Fund, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Manitoba, Canada

Number of Shares      7.     Sole Voting Power 0
Beneficially Owned    8.     Shared Voting Power 1,737,860
by Each Reporting     9.     Sole Dispositive Power 0
Person With           10.    Shared Dispositive Power 1,737,860

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,737,860

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11):
     5.3%

14.  Type of Reporting Person (See Instructions)
     CO (Corporation governed by the Manitoba Corporations Act)

                                       2E

CUSIP NO. 740884101

1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
          Investors Group Inc.
          Reporting Person has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors U.S. Growth Fund, Investors Global Fund and Investors U.S. Opportunities Fund for investment in Units of each of Investors U.S. Growth Fund, Investors Global Fund and Investors U.S. Opportunities Fund, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Canada

Number of Shares      7.     Sole Voting Power 0
Beneficially Owned    8.     Shared Voting Power 1,737,860
by Each Reporting     9.     Sole Dispositive Power 0
Person With           10.    Shared Dispositive Power 1,737,860

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,737,860

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11):
     5.3%

14.  Type of Reporting Person (See Instructions)
     CO (Corporation governed by the Canada Business Corporations Act), HC

                                       2F

CUSIP NO. 740884101

1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
        Investors Group Trustco Inc.
        Reporting Person has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors U.S. Growth Fund, Investors Global Fund and Investors U.S. Opportunities Fund for investment in Units of each of Investors U.S. Growth Fund, Investors Global Fund and Investors U.S. Opportunities Fund, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Canada

Number of Shares      7.     Sole Voting Power 0
Beneficially Owned    8.     Shared Voting Power 1,737,860
by Each Reporting     9.     Sole Dispositive Power 0
Person With           10.    Shared Dispositive Power 1,737,860

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,737,860

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11):
     5.3%

14.  Type of Reporting Person (See Instructions)
     CO (Corporation governed by the Canada Business Corporations Act), HC

                                       2G

ITEM 1. SECURITY AND ISSUER.

        The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $.01 per share (the "Common Stock" or the "Securities"), of Presidential Life Corp., a Delaware corporation (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

        This joint statement is filed by and on behalf of the following Reporting Persons signing this Schedule 13D and are hereafter referred to as the "Reporting Persons": Investors Group Inc. ("IGI"), Investors Group Trustco Inc. ("Trustco"), Investors Group Trust Co. Ltd. (the "Trustee"), I.G. Investment Management, Ltd. (the "Management Company"), and Investors U.S. Opportunities Fund, Investors U.S. Growth Fund and Investors Global Fund (collectively, the "Funds").

        All of the Reporting Persons have their principal places of business at:

                      One Canada Centre
                      447 Portage Avenue
                      Winnipeg, Manitoba
                      R3C 3B6

        IGI is a corporation formed under the Canada Business Corporations Act. It is a diversified-financial services holding company.

        Trustco is a corporation formed under the Canada Business Corporations Act. It is a holding company.

        The Management Company is a corporation formed under the Canada Business Corporations Act. It provides management services to the Funds.

        The Trustee is a corporation formed under the Manitoba Corporations Act. It is the trustee for the Unitholders of the Funds and serves as the trustee for other open-end mutual fund trusts organized and affiliated with IGI.

        The Funds are open-end mutual fund trusts of which the Unitholders are beneficiaries established in accordance with a Declaration of Trust under the laws of Manitoba, Canada.

        IGI owns 100% of the issued and outstanding Class A Common Shares of Trustco. Trustco owns 100% of the issued and outstanding Class A Common Shares of the Management Company. Trustco also owns, directly or indirectly, 100% of the issued and outstanding Common Shares of the Trustee. Trustco, the Management Company, the Trustee, and the Funds are all ultimately controlled by IGI through its ownership of 100% of the issued and outstanding Class A Common Shares of Trustco.

        Power Financial Corporation owns 67.4% of the common stock of Investors Group Inc. Power Corporation of Canada, of which Mr. Paul Desmarais controls 67.7% of the voting power, owns 67.5% of the common stock of Power Financial Corporation.

        Schedule 1 annexed hereto sets forth the name, principal occupation or employment and address of each of the executive officers and directors of IGI, Trustco, the Management Company, and the Trustee and is incorporated herein by reference. All such executive officers and directors are Canadian citizens except as indicated on Schedule 1. During the last five years, none of the Reporting Persons, nor to the best knowledge of any of them, any of the excutive officers and directors listed on Schedule 1 hereto, has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal (U.S.A.) or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Reporting Persons used an aggregate of approximately $32,715,866.49 to purchase the Issuer's Common Stock reported as beneficially owned in Item 5 below. The Issuer's Common Stock was purchased with funds of Unitholders of each Fund from time to time committed to the Trustee for investment in Units of the Fund.

ITEM 4. PURPOSE OF TRANSACTION.

        The purpose of the acquisition of the subject 1,737,860 shares of the Issuer's Common Stock was and is for investment only with no view to acquire or otherwise exercise control of or over the Issuer. The Funds may from time to time purchase additional shares of the Issuer's Common Stock and/or may from time to time sell any or all shares of Common Stock owned. None of the Reporting Persons has any commitment or other obligation to purchase or sell any shares of Common Stock of the Issuer, and the Management Company will do so on behalf of the Funds based upon the investment policies established by the Trustee for each Fund and the general and specific market conditions and the perceived prospects for the Issuer and the Issuer's Common Stock. In addition, the investment policy of each Fund limits its holdings in the stock of any issuer to 10% of the Fund's assets and to not more than 10% of any issuer's issued and outstanding common stock.

        Other than as described above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a)  The aggregate number and percentage of Securities to which this
Schedule 13D relates is 1,737,860 shares of Common Stock, representing 5.3% of the 32,621,161 shares of the Issuer's Common Stock outstanding, as reported as being outstanding in the Issuer's Form 10-Q for the quarter ended September 30, 1997. The Reporting Persons beneficially own those Securities as follows:

                                                  Shares of                           % of
                                                    Common                          Class of
                Name                                Stock                         Common Stock
                ----                                -----                         ------------
Investors Group Inc.                              1,737,860                           5.3%
Investors Group Trustco Inc.                      1,737,860                           5.3%
Investors Group Trust Co. Ltd.                    1,737,860                           5.3%
I.G. Investment Management, Ltd.                  1,737,860                           5.3%
Investors U.S. Opportunities Fund                  547,860                            1.7%
Investors U.S. Growth Fund                         793,100                            2.4%
Investors Global Fund                              396,900                            1.2%

        (b) Under Sections 5.1 and 7.1 of the Declaration of Trust, the Trustee may be deemed to direct the disposition and voting of the shares of Issuer's Common Stock held by the Funds. However, IGI, Trustco, the Trustee and the Management Company may be deemed to beneficially own the subject 1,737,860 shares of the Issuer's Common Stock by virtue of the common officers and/or directors among IGI, Trustco, the Trustee and the Management Company, as indicated on Schedule I annexed hereto, and thus directly and indirectly share voting power and share dispositive power within the meaning of Rule 13d-3 under
Section 13(d) of the Securities Exchange Act of 1934 with respect to the subject 1,737,860 shares of Issuer's Common Stock.

        (c) The table below sets forth purchases of the Issuer's Common Stock by the Reporting Persons during the last sixty days. All of such purchases were effected by the Management Company on the NASDAQ National Market System.

                                                                    Approximate Price
                                                                      Per Share ($)
                                       Amount of Shares               (exclusive of
                  Date                  Of Common Stock               commissions)
           December 22, 1997                 7,800                       $19.94
           December 22, 1997                 3,900                       $19.94
            January 5, 1998                  4,000                       $20.00
            January 5, 1998                  2,000                       $20.00
            January 6, 1998                  7,900                       $20.00
            January 6, 1998                  4,000                       $20.00
            January 7, 1998                  7,300                       $19.98
            January 7, 1998                  3,700                       $19.98
            January 8, 1998                 12,900                       $19.97
            January 8, 1998                  6,500                       $19.97
            January 9, 1998                 16,100                       $19.98
            January 9, 1998                  4,000                       $19.73
            January 9, 1998                 29,000                       $20.04
            January 9, 1998                  8,000                       $19.98
            January 9, 1998                  2,000                       $19.73
            January 12, 1998                15,400                       $19.74
            January 12, 1998                 7,700                       $19.74
            January 13, 1998                31,500                       $19.70
            January 13, 1998                15,700                       $19.70
            January 14, 1998                15,800                       $19.74
            January 14, 1998                 7,900                       $19.74
            January 16, 1998                11,700                       $19.45
            January 16, 1998                 5,800                       $19.45
            January 20, 1998                55,000                       $19.36
            January 20, 1998                27,500                       $19.36
            January 21, 1998                48,300                       $19.22
            January 21, 1998                96,700                       $19.22

        (d) Each Fund has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held by it.

        (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Investors Group Trust Co. Ltd. is the Trustee of the Funds. The Funds themselves do not have any officers, although the Trust Declarations creating the Funds provide that officers can be appointed. The Trust Declarations for the Funds provide that the Trustee has the sole discretion to invest the assets of the Fund, vote portfolio securities, and borrow any money to the extent that the Trustee in its discretion deems necessary. The Trust Declarations further authorize the Trustee to retain a manager to carry out the investment function and expressly state that the Management Company is that manager unless and until replaced. Pursuant to an Investment Management and Service Agreement for each Fund, the Management Company provides each Fund with day-to-day administrative services and with investment management services respecting transactions in securities of issuers in which the Fund may invest.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following Exhibits A, B, C, D, E, F, G and H are attached hereto

Exhibit A:     Joint Filing Agreement
Exhibit B:     Power of Attorney to Edwin R. Buss, James Fossen or David M.R.
               Cheop, as Attorney-in-Fact for Hugh Sanford Riley, President and
               Chief Executive Officer of Investors Group Inc.

Exhibit C:     Power of Attorney to Edwin R. Buss, James Fossen or David M.R.
               Cheop, as Attorney-in-Fact for Richard Elliott Archer, President
               of Investors Group Trustco Inc.
Exhibit D:     Power of Attorney to Edwin R. Buss, James Fossen or David M.R.
               Cheop, as Attorney-in-Fact for Wayne Stanley Walker, President
               and Chief Executive Officer of Investors Group Trust Co. Ltd.
Exhibit E:     Power of Attorney to Edwin R. Buss, James Fossen or David M.R.
               Cheop, as Attorney-in-Fact for Richard Elliott Archer, President of I.G. Investment Management, Ltd.

Exhibit F:     Power of Attorney to Edwin R. Buss, James Fossen or David M.R.
               Cheop, as Attorney-in-Fact for Wayne Stanley Walker, President
               and Chief Executive Officer of Investors Group Trust Co. Ltd., as
               Trustee for Investors U.S. Opportunities Fund
Exhibit G:     Power of Attorney to Edwin R. Buss, James Fossen or David M.R.
               Cheop, as Attorney-in-Fact for Wayne Stanley Walker, President
               and Chief Executive Officer of Investors Group Trust Co. Ltd., as
               Trustee for Investors U.S. Growth Fund
Exhibit H:     Power of Attorney to Edwin R. Buss, James Fossen or David M.R.
               Cheop, as Attorney-in-Fact for Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as
               Trustee for Investors Global Fund

                                    SIGNATURE
                                    ---------

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 1998            INVESTORS GROUP INC.

                                    By:     /s/ Edwin R. Buss
                                            -----------------------------------
                                            Edwin R. Buss, as
                                            Attorney-in-Fact for
                                            Hugh Sanford Riley,
                                            President and Chief
                                            Executive Officer of
                                            Investors Group Inc.

December 18, 1998            INVESTORS GROUP TRUSTCO INC.



                                    By:     /s/ Edwin R. Buss
                                            -----------------------------------
                                            Edwin R. Buss, as
                                            Attorney-in-Fact for
                                            Richard Elliott Archer,
                                            President of
                                            Investors Group Trustco Inc.

December 18, 1998            INVESTORS GROUP TRUST CO. LTD.



                                    By:     /s/ Edwin R. Buss
                                            -----------------------------------
                                            Edwin R. Buss, as
                                            Attorney-in-Fact for
                                            Wayne Stanley Walker,
                                            President and Chief Executive
                                            Officer
                                            Investors Group Trust Co. Ltd.

December 18, 1998            I.G. INVESTMENT MANAGEMENT, LTD.



                                    By:     /s/ Edwin R. Buss
                                            -----------------------------------
                                            Edwin R. Buss, as
                                            Attorney-in-Fact for
                                            Richard Elliott Archer,
                                            President of
                                            I.G. Investment Management, Ltd.

December 18, 1998            INVESTORS U.S. OPPORTUNITIES FUND



                                    By:     /s/ Edwin R. Buss
                                            -----------------------------------
                                            Edwin R. Buss,
                                            as Attorney-in-Fact for
                                            Wayne Stanley Walker,
                                            President and Chief Executive
                                            Officer of Investors Group
                                            Trust Co. Ltd., as Trustee for
                                            Investors U.S. Opportunities Fund

December 18, 1998            INVESTORS U.S. GROWTH FUND



                                    By:     /s/ Edwin R. Buss
                                            -----------------------------------
                                            Edwin R. Buss,
                                            as Attorney-in-Fact for
                                            Wayne Stanley Walker,
                                            President and Chief Executive
                                            Officer of Investors Group Trust Co.
                                            Ltd., as Trustee for
                                            Investors U.S. Growth Fund

December 18, 1998            INVESTORS GLOBAL FUND



                                    By:     /s/ Edwin R. Buss
                                            -----------------------------------
                                            Edwin R. Buss,
                                            as Attorney-in-Fact for
                                            Wayne Stanley Walker,
                                            President and Chief Executive
                                            Officer of Investors Group Trust
                                            Co. Ltd., as Trustee for
                                            Investors Global Fund

Schedule 1

The following sets forth certain information about directors and executive officers of Investors Group Inc., Investors Group Trustco Inc., Investors Group Trust Co. Ltd. and I.G. Investment Management, Ltd.

----------------------------------------------------------------------------------------------------------
Name and Residence or Employment      Present Principal Occupation or        Office and Directorship(s)
Address and Citizenship, if not a     Employment; Name, Principal            Held in Reporting Persons
Canadian Citizen                      Business, and Address in Which Such
                                      Employment is Conducted (if
                                      Different from Business Address
                                      of Employer)
----------------------------------------------------------------------------------------------------------
James W. Burns, O.C.                  Deputy Chairman                        Director
751 Victoria Square                   Power Corporation of Canada            Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
----------------------------------------------------------------------------------------------------------
Andre Desmarais                       President & Co-Chief Executive         Director
751 Victoria Square                     Officer                              Investors Group Inc.
Montreal, Quebec                      Power Corporation of Canada
H2Y 2J3 (business)
----------------------------------------------------------------------------------------------------------
Paul Desmarais, Jr.                   Chairman & Co-Chief Executive Officer  Director
751 Victoria Square                   Power Corporation of Canada            Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
----------------------------------------------------------------------------------------------------------
Paul G. Desmarais, P.C., C.C.         Chairman of the Executive Committee    Director
751 Victoria Square                   Power Corporation of Canada            Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
----------------------------------------------------------------------------------------------------------
J. David A. Jackson                   Chairman                               Director
22nd Floor, P.O. Box 25               Blake, Cassels & Graydon               Investors Group Inc.
Commerce Court West
Toronto, Ontario
M5L 1A9 (business)
----------------------------------------------------------------------------------------------------------
Wanda M. Dorosz                       President, Chief Executive Officer &   Director
150 King Street West                  Managing Partner                       Investors Group Inc.
Suite 1505, SunLife Tower             Quorum Group of Companies
P.O. Box 5
Toronto, Ontario
M5H 1J9 (business)
----------------------------------------------------------------------------------------------------------
Robert G. Graham                      Company Director                       Director
77 Avenue Road                                                               Investors Group Inc.
Toronto, Ontario
M5R 3R8 (business)
----------------------------------------------------------------------------------------------------------
Robert Gratton                        President & Chief Executive Officer    Director
751 Victoria Square                   Power Financial Corporation            Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
----------------------------------------------------------------------------------------------------------
Rt. Hon. Donald F. Mazankowski, P.C.  Company Director                       Director
P.O. Box 1350                                                                Investors Group Inc.
5238 - 45 B. Avenue
Vegreville, Alberta
T9C 1S5 (business)
----------------------------------------------------------------------------------------------------------
John S. McCallum                      Professor of Finance                   Director
Drake Centre, Room 462                Faculty of Management                  Investors Group Inc.
Winnipeg, Manitoba                    University of Manitoba
R3T 2N2 (business)                                                           Director
                                                                             Investors Group Trust Co.
                                                                             Ltd.
----------------------------------------------------------------------------------------------------------
Roy W. Piper                          Self-employed farmer                   Director
Box 160                                                                      Investors Group Inc.
Elrose, Saskatchewan
S0L 0Z0 (business)
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Susan Sherk                           Senior Consultant                      Director
Bonaventure Place                     AGRA Earth & Environmental             Investors Group Inc.
95 Bonaventure Avenue
P.O. Box 2035, Station C
St. John's, Newfoundland
A1C 5R6 (business)
----------------------------------------------------------------------------------------------------------
Hon. P. Michael Pitfield, P.C., Q.C.  Vice-Chairman                          Director
751 Victoria Square                   Power Corporation of Canada            Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
----------------------------------------------------------------------------------------------------------
Michel Plessis-Belair, F.C.A.         Vice-Chairman & Chief Financial        Director
751 Victoria Square                   Officer                                Investors Group Inc.
Montreal, Quebec                      Power Corporation of Canada
H2Y 2J3 (business)
----------------------------------------------------------------------------------------------------------
Gerard Veilleux, O.C., D.U.           President                              Director
751 Victoria Square                   Power Communications Inc.              Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
----------------------------------------------------------------------------------------------------------
Hugh Sanford Riley                    President & Chief Executive Officer    President & Chief Executive
447 Portage Avenue                    and Director                           Officer and Director
Winnipeg, Manitoba                    Investors Group Inc.                   Investors Group Inc.
Canada
R3C 3B6 (business)                    Director                               Director
                                      Investors Group Trust Co. Ltd.         Investors Group Trust Co. Ltd.

                                      Chairman of the Board and Director     Chairman of the Board and
                                      I.G. Investment Management, Ltd.       Director
                                                                             I.G. Investment Management,
                                      Director                               Ltd.
                                      Investors Group Trustco Inc.

                                                                             Director
                                                                             Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------
Michael A. Miller                     Executive Vice-President, Products     Executive Vice-President,
447 Portage Avenue                    and Distribution                       Products and Distribution
Winnipeg, Manitoba                    Investors Group Inc.                   Investors Group Inc.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
Richard Elliott Archer                Executive Vice-President, Investments  Executive Vice-President,
447 Portage Avenue                    Investors Group Inc.                   Investments
Winnipeg, Manitoba                                                           Investors Group Inc.
Canada                                Director
R3C 3B6 (business)                    Investors Group Trust Co. Ltd.         Director
                                                                             Investors Group Trust Co. Ltd.
                                      President and Director
                                      I.G. Investment Management, Ltd.       President and Director
                                                                             I.G. Investment Management,
                                      Director and President                 Ltd.
                                      Investors Group Trustco Inc.
                                                                             Director and President
                                                                             Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Dale Alwyn George Parkinson           Executive Vice-President               Executive Vice-President
447 Portage Avenue                    Investors Group Inc.                   Investors Group Inc.
Winnipeg, Manitoba
Canada                                Chairman of the Board and Director     Chairman of the Board and
R3C 3B6 (business)                    Investors Group Trust Co. Ltd.         Director
                                                                             Investors Group Trust Co. Ltd.

                                      Director                               Director
                                      I.G. Investment Management, Ltd.       I.G. Investment Management,
                                                                             Ltd.
                                      Director and Chairman
                                      Investors Group Trustco Inc.           Director and Chairman
                                                                             Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------
W. Gary Wilton                        Executive Vice-President, Client and   Executive Vice-President,
447 Portage Avenue                    Information Services                   Client and Information
Winnipeg, Manitoba                    Investors Group Inc.                   Services
R3C 3B6 (business)                                                           Investors Group Inc.
----------------------------------------------------------------------------------------------------------
William Terrence Wright, Q.C.         Senior Vice-President, General         Senior Vice-President,
447 Portage Avenue                    Counsel & Secretary                    General Counsel & Secretary
Winnipeg, Manitoba                    Investors Group Inc.                   Investors Group Inc.
R3C 3B6 (business)
                                      Vice President and General Counsel     Vice President and General
                                      Investors Group Trust Co. Ltd.         Counsel
                                                                             Investors Group Trust Co. Ltd.

                                      Director, Senior Vice-President,       Director, Senior
                                      General Counsel & Secretary            Vice-President, General
                                      Investors Group Trustco Inc.           Counsel & Secretary
                                                                             Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------
Gregory D. Tretiak                    Senior Vice-President, Finance         Senior Vice-President, Finance
447 Portage Avenue                    Investors Group Inc.                   Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                    Senior Vice-President, Finance         Senior Vice-President, Finance
                                      Investors Group Trustco Inc.           Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------
Jean-Guy Gourdeau                     Senior Vice-President, Strategic       Senior Vice-President,
447 Portage Avenue                    Initiatives                            Strategic Initiatives
Winnipeg, Manitoba                    Investors Group Inc.                   Investors Group Inc.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
Sandra A. Metraux                     Senior Vice-President, Marketing       Senior Vice-President,
447 Portage Avenue                    Investors Group Inc.                   Marketing
Winnipeg, Manitoba                                                           Investors Group Inc.
R3C 3B6 (business)                    Vice-President, Marketing
                                      Investors Group Trustco Inc.           Vice-President, Marketing
Citizen of the United States of                                              Investors Group Trustco Inc.
America
----------------------------------------------------------------------------------------------------------
Kevin E. Regan                        Senior Vice-President, Sales           Senior Vice-President, Sales
447 Portage Avenue                    Investors Group Inc.                   Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                    Vice-President, Sales Administration   Vice-President, Sales
                                      Investors Group Trustco Inc.           Administration
                                                                             Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------
Glen A. Torgerson                     Senior Vice-President, Sales           Senior Vice-President, Sales
447 Portage Avenue                    Investors Group Inc.                   Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                    Vice-President, Sales                  Vice-President, Sales
                                      Investors Group Trustco Inc.           Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Scott A. Penman                       Senior Vice-President, Equities        Senior Vice-President, Equities
447 Portage Avenue                    Investors Group Inc.                   Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                    Executive Vice-President and Director  Executive Vice-President
                                      I.G. Investment Management, Ltd.       and Director
                                                                             I.G. Investment Management,
                                                                             Ltd.
----------------------------------------------------------------------------------------------------------
Alan Brownridge                       Senior Vice-President, Bonds           Senior Vice-President, Bonds
447 Portage Avenue                    Investors Group Inc.                   Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                    Senior Vice-President, Bonds           Senior Vice-President, Bonds
                                      I.G. Investment Management, Ltd.       I.G. Investment Management,
                                                                             Ltd.
----------------------------------------------------------------------------------------------------------
Robert G. Darling                     Senior Vice-President, Securities      Senior Vice-President,
447 Portage Avenue                    Investors Group Inc.                   Securities
Winnipeg, Manitoba                                                           Investors Group Inc.
R3C 3B6 (business)                    Vice-President
                                      Investors Group Trust Co. Ltd.         Vice-President
                                                                             Investors Group Trust Co.
                                      Senior Vice-President, Securities      Ltd.
                                      and Director
                                      I.G. Investment Management, Ltd.       Senior Vice-President,
                                                                             Securities and Director
                                                                             I.G. Investment Management,
                                                                             Ltd.
----------------------------------------------------------------------------------------------------------
Domenic Grestoni                      Senior Vice-President, Corporate       Senior Vice-President,
447 Portage Avenue                    Investments                            Corporate Investments
Winnipeg, Manitoba                    Investors Group Inc.                   Investors Group Inc.
R3C 3B6 (business)
                                      Vice-President, Corporate Investments  Vice-President, Corporate
                                      Investors Group Trustco Inc.           Investments
                                                                             Investors Group Trustco Inc.
                                      Assistant Secretary
                                      Investors Group Trust Co. Ltd.         Assistant Secretary
                                                                             Investors Group Trust Co.
                                                                             Ltd.
                                      Senior Vice-President, Corporate
                                      Investments                            Senior Vice-President,
                                      I.G. Investment Management, Ltd.       Corporate Investments
                                                                             I.G. Investment Management,
                                                                             Ltd.
----------------------------------------------------------------------------------------------------------
Brian C. Weatherby                    Senior Vice-President, Taxation        Senior Vice-President,
447 Portage Avenue                    Investors Group Inc.                   Taxation
Winnipeg, Manitoba                                                           Investors Group Inc.
R3C 3B6 (business)                    Vice-President, Taxation
                                      Investors Group Trustco Inc.           Vice-President, Taxation
                                                                             Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------
Murray Kilfoyle                       Senior Vice-President, Client          Senior Vice-President,
447 Portage Avenue                    Services                               Client Services
Winnipeg, Manitoba                    Investors Group Inc.                   Investors Group Inc.
R3C 3B6 (business)
                                      Vice-President, Client Administration  Vice-President, Client
                                      Investors Group Inc.                   Administration
                                                                             Investors Group Inc.
----------------------------------------------------------------------------------------------------------
Charles W. Whelan                     Senior Vice-President, Property        Senior Vice-President,
447 Portage Avenue                    Investors Group Inc.                   Property
Winnipeg, Manitoba                                                           Investors Group Inc.
R3C 3B6 (business)                    Senior Vice-President, Property and
                                      Director                               Senior Vice-President,
                                      I.G. Investment Management, Ltd.       Property and Director
                                                                             I.G. Investment Management,
                                                                             Ltd.
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Ronald D. Saull                       Senior Vice-President and Chief        Senior Vice-President and
447 Portage Avenue                    Information Officer                    Chief Information Officer
Winnipeg, Manitoba                    Investors Group Inc.                   Investors Group Inc.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
Donna L. Janovcik                     Assistant Secretary                    Assistant Secretary
447 Portage Avenue                    Investors Group Inc.                   Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                    Assistant Secretary                    Assistant Secretary
                                      Investors Group Trustco Inc.           Investors Group Trustco Inc.
----------------------------------------------------------------------------------------------------------
Richard W. Irish                      Associate Secretary                    Associate Secretary
447 Portage Avenue                    Investors Group Inc.                   Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
Wayne Stanley Walker                  Senior Officer                         Senior Officer
447 Portage Avenue                    Investors Group Inc.                   Investors Group Inc.
Winnipeg, Manitoba
Canada                                President, Chief Executive Officer     President, Chief Executive
R3C 3B6 (business)                    and Director                           Officer and Director
                                      Investors Group Trust Co. Ltd.         Investors Group Trust Co.
                                                                             Ltd.
----------------------------------------------------------------------------------------------------------
Honourable Otto Lang, P.C., Q.C.      Chief Executive Officer                Director
570 - 444 St. Mary Avenue             Centra Gas                             Investors Group Trust Co.
Winnipeg, Manitoba                                                           Ltd.
R3C 3T1 (business)
----------------------------------------------------------------------------------------------------------
Sterling James McLeod                 Retired                                Director
447 Portage Avenue                                                           Investors Group Trust Co.
Winnipeg, Manitoba                                                           Ltd.
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
D.A.A. Ammeter                        Vice President, Financial Planning     Vice President, Financial
447 Portage Avenue                    Investors Group Trustco Inc.           Planning
Winnipeg, Manitoba                                                           Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
J. Wiltshire                          Vice President, Marketing              Vice President,
447 Portage Avenue                    Investment Products                    Marketing Investment
Winnipeg, Manitoba                    Investors Group Trustco Inc.           Products
Canada                                                                       Investors Group Trustco Inc.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
S.   Fitzhenry                        Vice President, Product Marketing      Vice President, Product
447 Portage Avenue                    Investors Group Trustco Inc.           Marketing
Winnipeg, Manitoba                                                           Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
L.   Perreault                        Vice President, Communications         Vice President,
447 Portage Avenue                    Investors Group Trustco Inc.           Communications
Winnipeg, Manitoba                                                           Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
Brian Victor Jones                    Vice President, Client Services        Vice President,
447 Portage Avenue                    Investors Group Trustco Inc.           Client Services
Winnipeg, Manitoba                                                           Investors Group Trustco Inc.
Canada                                Vice-President
R3C 3B6 (business)                    Investors Group Trust Co. Ltd.         Vice-President
                                                                             Investors Group Trust Co.
                                                                             Ltd.
----------------------------------------------------------------------------------------------------------
J.B. McKay                            Vice President, Human Resources        Vice President, Human
447 Portage Avenue                    Investors Group Trustco Inc.           Resources
Winnipeg, Manitoba                                                           Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
A.J. Knowles                          Vice President, Training and            Vice President,
447 Portage Avenue                    Development                             Training and Development
Winnipeg, Manitoba                    Investors Group Trustco Inc.            Investors Group Trustco
Canada                                                                        Inc.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
J.   Hunek                            Vice President, Application             Vice President,
447 Portage Avenue                    Development Services                    Application Development
Winnipeg, Manitoba                    Investors Group Trustco Inc.            Services
Canada                                                                        Investors Group Trustco
R3C 3B6 (business)                                                            Inc.
----------------------------------------------------------------------------------------------------------
Rod DeVos                             Vice President, Financial               Vice President,
447 Portage Avenue                    Services Systems                        Financial Services Systems
Winnipeg, Manitoba                    Investors Group Trustco Inc.            Investors Group Trustco
Canada                                                                        Inc.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
Robert C. Murdoch                     Vice President, Sales Automation        Vice President,
447 Portage Avenue                    Investors Group Trustco Inc.            Sales Automation
Winnipeg, Manitoba                                                            Investors Group Trustco
Canada                                                                        Inc.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
David Cheop, Q.C.                     Vice President, Corporate               Vice President,
447 Portage Avenue                    Compliance                              Corporate Compliance
Winnipeg, Manitoba                    Investors Group Trustco Inc.            Investors Group Trustco
Canada                                                                        Inc.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
Craig Johnston                        Vice President, Internal Audit          Vice President,
447 Portage Avenue                    Investors Group Trustco Inc.            Internal Audit
Winnipeg, Manitoba                                                            Investors Group Trustco
Canada                                                                        Inc.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
Douglas E. Jones                      Assistant Secretary                     Assistant Secretary
447 Portage Avenue                    Investors Group Trustco Inc.            Investors Group Trustco
Winnipeg, Manitoba                                                            Inc.
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
Donald J. MacDonald                   Assistant Secretary                     Assistant Secretary
447 Portage Avenue                    Investors Group Trustco Inc.            Investors Group Trustco
Winnipeg, Manitoba                                                            Inc.
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
Betty Jane Wylie                      Author                                  Director
R.R. #1                                                                       Investors Group Trust Co.
Mactier, Ontario                                                              Ltd.
P0C 1H0
----------------------------------------------------------------------------------------------------------
Jean-Claude Bachand                   Lawyer                                  Director
Suite 3900                            Byers Casgrain                          Investors Group Trust Co.
1, Place Ville-Marie                                                          Ltd.
Montreal, Quebec
H3B 4M7 (business)
----------------------------------------------------------------------------------------------------------
Roger George Joseph Blanchette        Treasurer                               Treasurer
447 Portage Avenue                    Investors Group Trustco Inc.            Investors Group Trustco
Winnipeg, Manitoba                                                            Inc.
Canada                                Vice-President and Treasurer
R3C 3B6 (business)                    Investors Group Trust Co. Ltd.          Vice-President and
                                                                              Treasurer
                                                                              Investors Group Trust Co.
                                                                              Ltd.
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Audrey Joan Penner                    Assistant Secretary                     Assistant Secretary
447 Portage Avenue                    Investors Group Trustco Inc.            Investors Group Trustco
Winnipeg, Manitoba                                                            Inc.
Canada                                Secretary
R3C 3B6 (business)                    Investors Group Trust Co. Ltd.          Secretary
                                                                              Investors Group Trust Co.
                                                                              Ltd.
----------------------------------------------------------------------------------------------------------
William Donald Chornous               Vice-President, Portfolio Manager       Vice-President, Portfolio
447 Portage Avenue                    I.G. Investment Management, Ltd.        Manager
Winnipeg, Manitoba                                                            I.G. Investment
Canada                                                                        Management, Ltd.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
Tighe Alan McManus                    Vice-President, Portfolio Manager       Vice-President, Portfolio
447 Portage Avenue                    I.G. Investment Management, Ltd.        Manager
Winnipeg, Manitoba                                                            I.G. Investment
Canada                                                                        Management, Ltd.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
Geoff Barth                           Vice-President, Portfolio Manager       Vice-President, Portfolio
447 Portage Avenue                    I.G. Investment Management, Ltd.        Manager
Winnipeg, Manitoba                                                            I.G. Investment
Canada                                                                        Management, Ltd.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
Paul Hancock                          Vice-President, Portfolio Manager       Vice-President, Portfolio
447 Portage Avenue                    I.G. Investment Management, Ltd.        Manager
Winnipeg, Manitoba                                                            I.G. Investment
Canada                                                                        Management, Ltd.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
Jeff Hall                             Vice-President, Portfolio Manager       Vice-President, Portfolio
447 Portage Avenue                    I.G. Investment Management, Ltd.        Manager
Winnipeg, Manitoba                                                            I.G. Investment
Canada                                                                        Management, Ltd.
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
Donald Bruce Smith                    Vice-President, Mortgages               Vice-President, Mortgages
447 Portage Avenue                    I.G. Investment Management, Ltd.        I.G. Investment
Winnipeg, Manitoba                                                            Management, Ltd.
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
Murray James Mitchell                 Vice-President, Real Estate and         Vice-President, Real
447 Portage Avenue                    Portfolio Manager                       Estate and Portfolio
Winnipeg, Manitoba                    I.G. Investment Management, Ltd.        Manager
Canada                                                                        I.G. Investment
R3C 3B6 (business)                                                            Management, Ltd.
----------------------------------------------------------------------------------------------------------
Michele Helen Peterson                Vice-President, Mortgages, Ontario      Vice-President, Mortgages,
Suite 210                             Region                                  Ontario Region
200 Yorkland Blvd                     I.G. Investment Management, Ltd.        I.G. Investment
Toronto  ON                                                                   Management, Ltd.
M2J 5C1
----------------------------------------------------------------------------------------------------------
Edwin Reinhold Buss                   Treasurer- Securities                   Treasurer- Securities
447 Portage Avenue                    I.G. Investment Management, Ltd.        I.G. Investment
Winnipeg, Manitoba                                                            Management, Ltd.
Canada
R3C 3B6 (business)
----------------------------------------------------------------------------------------------------------
Allister Lawson Gunson                Assistant Secretary                     Assistant Secretary
447 Portage Avenue                    Investors Group Trust Co. Ltd.          Investors Group Trust Co.
Winnipeg, Manitoba                                                            Ltd.
Canada                                Assistant Secretary
R3C 3B6 (business)                    Investors Group Trustco Inc.            Assistant Secretary
                                                                              Investors Group Trustco
                                      Assistant Secretary                     Inc.
                                      I.G. Investment Management, Ltd.
                                                                              Assistant Secretary
                                                                              I.G. Investment Management,
                                                                              Ltd.
----------------------------------------------------------------------------------------------------------

Exhibit A

                             Joint Filing Agreement
                             ----------------------

             In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of Presidential Life Corp., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

             IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 18th day of December, 1998.

                                    INVESTORS GROUP INC.


                                    By:     /s/ Edwin R. Buss
                                            ------------------------------------
                                            Edwin R. Buss, as
                                            Attorney-in-Fact for
                                            Hugh Sanford Riley,
                                            President and Chief
                                            Executive Officer of
                                            Investors Group Inc.

                                    INVESTORS GROUP TRUSTCO INC.


                                    By:     /s/ Edwin R. Buss
                                            ------------------------------------
                                            Edwin R. Buss, as
                                            Attorney-in-Fact for
                                            Richard Elliott Archer,
                                            President of
                                            Investors Group Trustco Inc.

                                    INVESTORS GROUP TRUST CO. LTD.


                                    By:     /s/ Edwin R. Buss
                                            ------------------------------------
                                            Edwin R. Buss, as
                                            Attorney-in-Fact for
                                            Wayne Stanley Walker,
                                            President and Chief Executive
                                            Officer
                                            Investors Group Trust Co. Ltd.

                                    I.G. INVESTMENT MANAGEMENT, LTD.


                                    By:     /s/ Edwin R. Buss
                                            ------------------------------------
                                            Edwin R. Buss, as
                                            Attorney-in-Fact for
                                            Richard Elliott Archer,
                                            President of
                                            I.G. Investment Management, Ltd.

                                    INVESTORS U.S. OPPORTUNITIES FUND


                                    By:     /s/ Edwin R. Buss
                                            ------------------------------------
                                            Edwin R. Buss,
                                            as Attorney-in-Fact for
                                            Wayne Stanley Walker,
                                            President and Chief Executive
                                            Officer of Investors Group
                                            Trust Co. Ltd., as Trustee for
                                            Investors U.S. Opportunities Fund

                                    INVESTORS U.S. GROWTH FUND


                                    By:     /s/ Edwin R. Buss
                                            ------------------------------------
                                            Edwin R. Buss,
                                            as Attorney-in-Fact for
                                            Wayne Stanley Walker,
                                            President and Chief Executive
                                            Officer of Investors Group
                                            Trust Co. Ltd., as Trustee for
                                            Investors U.S. Growth Fund

                                    INVESTORS GLOBAL FUND


                                    By:     /s/ Edwin R. Buss
                                            ------------------------------------
                                            Edwin R. Buss,
                                            as Attorney-in-Fact for
                                            Wayne Stanley Walker,
                                            President and Chief Executive
                                            Officer of Investors Group
                                            Trust Co. Ltd., as Trustee for
                                            Investors Global Fund

Exhibit B

                                Power of Attorney
                                -----------------

             KNOW ALL MEN BY THESE PRESENTS, THAT I, Hugh Sanford Riley, President and Chief Executive Officer of Investors Group Inc., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Inc. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

             IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.

                                            /s/     Hugh Sanford Riley
                                            ------------------------------------
                                                       Hugh Sanford Riley

             BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Hugh Sanford Riley, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

             IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                            /s/     Douglas E. Jones
                                            ------------------------------------
                                                       Notary Public

Exhibit C

                                Power of Attorney
                                -----------------

             KNOW ALL MEN BY THESE PRESENTS, THAT I, Richard Elliot Archer, President of Investors Group Trustco Inc., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Trustco Inc. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

             IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.

                                            /s/     Richard Elliot Archer
                                            ------------------------------------
                                                       Richard Elliot Archer

             BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Richard Elliot Archer, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

             IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                            /s/     Douglas E. Jones
                                            ------------------------------------
                                                        Notary Public

Exhibit D

                                Power of Attorney
                                -----------------

             KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Trust Co. Ltd. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

             IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.

                                            /s/     Wayne Stanley Walker
                                            ------------------------------------
                                                       Wayne Stanley Walker

             BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

             IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                            /s/     Douglas E. Jones
                                            ------------------------------------
                                                       Notary Public

Exhibit E

                                Power of Attorney
                                -----------------

             KNOW ALL MEN BY THESE PRESENTS, THAT I, Richard Elliot Archer, President of I.G. Investment Management, Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of I.G. Investment Management, Ltd. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

             IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.

                                            /s/     Richard Elliot Archer
                                            ------------------------------------
                                                       Richard Elliot Archer

             BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Richard Elliot Archer, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

             IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                            /s/     Douglas E. Jones
                                            ------------------------------------
                                                        Notary Public

Exhibit F

                                Power of Attorney
                                -----------------

             KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors U.S. Opportunities Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors U.S. Opportunities Fund any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

             IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.

                                            /s/     Wayne Stanley Walker
                                            ------------------------------------
                                                       Wayne Stanley Walker

             BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

             IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                            /s/     Douglas E. Jones
                                            ------------------------------------
                                                       Notary Public

Exhibit G

                                Power of Attorney
                                -----------------

             KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors U.S. Growth Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors U.S. Growth Fund any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

             IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.

                                            /s/     Wayne Stanley Walker
                                            ------------------------------------
                                                       Wayne Stanley Walker

             BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

             IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                            /s/     Douglas E. Jones
                                            ------------------------------------
                                                      Notary Public

Exhibit H

                                Power of Attorney
                                -----------------

             KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors Global Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Global Fund any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

             IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.

                                            /s/     Wayne Stanley Walker
                                            ------------------------------------
                                                      Wayne Stanley Walker

             BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

             IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                            /s/     Douglas E. Jones
                                            ------------------------------------
                                                      Notary Public